SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


  Under the Securities Exchange Act of 1934  (Amendment No. 5)*

                 COLONIAL DATA TECHNOLOGIES CORP.

                         (Name of Issuer)


              Common Stock par value $.01 per share

                  (Title of Class of Securities)


                           195642 10 3

                          (CUSIP Number)


                         Robert J. Schock
                     80 Pickett District Road
                      New Milford, CT  06776
                          (860) 210-3000

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                          May 17, 1996

     (Date of Event which Requires Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               13D
                       CUSIP No.195642 10 3

     1    Name of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

               Robert J. Schock

     2    Check the Appropriate Box if a Member of a Group  a)[ ]
          (See Instructions)                                b)[X]


     3    SEC Use Only

     4    Source of Funds (See Instructions)

               N/A

     5    Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)           [ ]

     6    Citizenship or Place or Organization U.S.

               Number of      7    Sole Voting Power
                 Shares            525,220
               Beneficially
                 Owned by     8    Shared Voting Power
                  Each             185,295
               Reporting
                 Person
                  With        9    Sole Dispositive Power
                                   525,220

     10   Shared Dispositive Power

               185,295

     11   Aggregate Amount Beneficially Owned by Each Reporting
          Person

               710,515

     12   Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)        [ ]

     13   Percent of Class Represented by Amount in Row (11)
               4.6%


     14   Type of Reporting Person (See Instructions)
               IN


     Item 1 -  SECURITY AND ISSUER

               No material change.

     Item 2 -  IDENTITY AND BACKGROUND

               No material change.

     Item 3 -  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               No material change.

     Item 4 -  PURPOSE OF TRANSACTION

               No material change.

     Item 5 -  INTEREST IN SECURITIES OF ISSUER

          a. Mr. Schock beneficially owns 710,515 shares of Common Stock constituting 4.6% of the issued and outstanding shares of Common Stock of Colonial Data Technologies based upon the number of shares of Common Stock issued and outstanding on May 23, 1996. These shares include 185,295 shares held by a family member. Mr. Schock may be deemed to share voting and investment power over such shares.

          b. Sole power to vote or direct the vote: 525,220. Shared power to vote or direct the vote: 185,295. Sole power to dispose or direct the disposition:
               525,220. Shared power to dispose or direct the disposition: 185,295. With respect to persons with whom Mr. Schock may be deemed to share voting or dispositive power over the shares of Common Stock described in this Item 5(b), the following information is provided:

               (1)  a)   Name:  Margaret A. Schock

                    b)   Residence Address:  7 Silversmith Drive,
                         Danbury, CT 06811

                    c) Principal employment and name, principal business and address of employer:

                         N/A:  not currently employed

                    d)   and e)  Legal Proceedings:
                         During the last five years, Margaret A.
                         Shock has not been (i) convicted in a
                         criminal proceeding (excluding traffic
                         violations and similar misdemeanors) or
                         (ii) a party to a civil proceeding of a
                         judicial or administrative body of
                         competent jurisdiction and as a result
                         of such proceeding was or is subject to
                         a judgment, decree or final order
                         enjoining future violations of, or
                         prohibiting or mandating activities
                         subject to federal or state securities
                         laws or finding any violation with
                         respect to such laws.

                    f)   Citizenship:  United States

          c. 1. In a privately negotiated transaction pursuant to an agreement dated as of March 1, 1996, Colonial Data sold an asset to Mr. Schock for $1,250,000 paid by Mr. Schock in cash and 48,780 shares of Colonial Data Common Stock priced at $20.50 per share.

               2.   On May 17, 1996, Mr. Schock's wife exchanged
70,000 shares of Colonial Data Common Stock valued at $21.00 per share for limited partnership investment units in the Broadmoor
Fund, L.P. in a privately negotiated transaction.

          d.   Not applicable.

          e.   May 17, 1996

     Item 6 -  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER

               None

     Item 7 -  MATERIAL TO BE FILED AS EXHIBITS

               None


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 1996
Date

/s/ Robert J. Schock
Signature

Robert J. Schock
Name